Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following is a transcript of a joint call hosted by Orthofix Medical Inc. (“Orthofix”) and SeaSpine

Holdings Corporation (“SeaSpine”) on October 11, 2022.

Corrected Transcript 11-Oct-2022 Orthofix Medical, Inc. (OFIX) Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call Total Pages: 21 1-877-FACTSET    www.callstreet.com Copyright © 2001-2022 FactSet CallStreet, LLC

Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

# CORPORATE PARTICIPANTS

**Alexa Huerta**
*Senior Director-Investor Relations and Finance, Orthofix Medical, Inc.*

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

**John J. Bostjancic**
*Chief Operating & Financial Officer, SeaSpine Holdings Corp.*

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

# OTHER PARTICIPANTS

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.*

**Ryan Zimmerman**
*Analyst, BTIG LLC*

**Richard Newitter**
*Analyst, Truist Securities, Inc.*

**Kyle Rose**
*Analyst, Canaccord Genuity LLC*

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

**James Sidoti**
*Analyst, Sidoti & Co. LLC*

**David Turkaly**
*Analyst, JMP Securities LLC*

# MANAGEMENT DISCUSSION SECTION

**Operator:** Good morning and welcome to today's Orthofix and SeaSpine Merger Announcement Call. [Operator Instructions]

I would now like to turn the conference over to our host Alexa Huerta, Senior Director of Investor Relations at Orthofix. Alexa, please go ahead.

**Alexa Huerta**
*Senior Director-Investor Relations and Finance, Orthofix Medical, Inc.*

Thank you, operator. Good morning, everyone. Welcome to the Orthofix, SeaSpine Merger Announcement call. Joining me on today's call are, Jon Serbousek, President and Chief Executive Officer of Orthofix; and Keith Valentine, President and Chief Executive Officer, SeaSpine; as well as Doug Rice, Chief Financial Officer, Orthofix; and John Bostjancic, Chief Financial Officer and Chief Operating Officer of SeaSpine.

This call is being carried live on the Internet and there is a presentation available for viewing and download from the website of each company at www.orthofix.com and www.seaspine.com. The companies remind listeners that any forward-looking statements concerning the proposed merger and their respective financial and business impacts that are provided on this call or in related material are subject to risks and uncertainties. The companies' SEC filings, including the 10-Q and 10-K reports, as well as presentation itself provide important information on

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 the factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. In addition, in connection with the merger and to be discussed today, Orthofix has filed with the SEC, a registration statement, which will include a prospective of Orthofix in a joint proxy statement of Orthofix and SeaSpine, that will contain important information about Orthofix, SeaSpine, the merger and related matters.
Before we begin, I would like to highlight that there may be a short delay between the live telephone audio and the presentation being shown on the webcast. For the best experience, please use either the webcast for both the audio and video content or if you’ve dialed in by phone, download the slide from our website and advance them yourself. Again, to access the webcast and to download a copy of the presentation, please visit the IR section of the Orthofix or SeaSpine websites under Events and Presentations. A replay of the event will be available following the call. Both Orthofix and SeaSpine have released preliminary 2022 third quarter net sales this morning in two separate press releases that went out following the initial merger announcement. With that, I am pleased to turn the call over to Jon Serbousek, President and CEO of Orthofix. Jon? Jon C. Serbousek President, Chief Executive Officer & Director, Orthofix Medical, Inc. Thanks, Alexa, and thank you for joining us on such short notice. This is an exciting day for Orthofix and SeaSpine. Together, we’re combining two innovative and ambitious organizations in a merger of equals to create a leading global spine and orthopedic company. I’ll kick off today’s call with an overview of the transaction and why we are so excited about the combination. Keith will then discuss the strategic rationale in greater detail as well as the financial benefits. We’ll then all be available to address questions. What makes this merger so compelling is the highly complementary nature of our respective strengths for our products and product portfolios to our commercial channels and employees, and, just as importantly, our financial profiles. The result is a unique combination of scale, differentiated product and surgical solution offerings, global commercial reach and a balance sheet strength that we believe positions the new company to be successful in both the near and long term. Turning to slide 5, the combination of our two organizations creates a number of significant strategic and financial benefits as a combined entity, which we believe will ultimately drive sustainable, profitable growth and create significant shareholder value. First, we are delivering an industry-leading suite of spine and orthopedic offerings across a variety of high growth segments, including enabling technology, motion preservation, interbody devices, and limb reconstruction, among others. Next, we are creating one of the broadest biologics and regenerative technology portfolios in the industry, with a full spectrum of products to meet the needs of surgeons and patients across CBMs, DBMs, synthetics, stimulation, and growth factors in the future, with the recently announced CGBio partnership. Beyond these innovative products, the combined offering of differentiated technologies, including Enabling Technologies highlighted by OrthoNext and 7D FLASH, will allow us to serve a full continuous surgical care, from pre-op to planning, to surgical navigation. Moving outside of the portfolio, this combination strengthens the 3 1-877-FACTSET    www.callstreet.com Copyright © 2001-2022 FactSet CallStreet, LLC

Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix    Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 commercial reach of both organizations in the US and internationally. Leveraging the broad portfolio and innovative pipeline, the new company will be able to attract larger, more dedicated distribution partners, supported by the ability to invest behind the direct sales organization in select pockets.
As a result of the highly complementary nature of our businesses and the scale at which we expect to operate at, we anticipate that we will be able to realize meaningful revenue and cost synergies. We expect our growth initiatives will be funded through the strength of our combined balance sheet, and without the need to raise dilutive capital.
Now turning to slide 6 for an overview of the transaction. The terms of transaction are straightforward, and are consistent with a merger of equal structure with a pro forma ownership at the time of closing of 56.5% to Orthofix and 43.5% to SeaSpine. SeaSpine shareholders received approximately 0.4163 shares of Orthofix common stock share for each share of SeaSpine that they own.
Turning to leadership, the new company’s board will consist of nine directors, five of which will be designated by Orthofix including Lead Independent Director and the remaining four will be designated by SeaSpine. I will serve as executive chairman of the board and Keith Valentine will serve as the President and Chief Executive Officer and a member of the board. The remainder of the combined company’s leadership team will be named prior to closing and is expected to be inclusive of executives from both Orthofix and SeaSpine.
The combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The company will retain primary offices in Carlsbad, California, with a focus on spinal product innovation and surgery education; and in Verona, Italy, with an emphasis on product innovation, production and medical education for orthopedics. The current facilities in Irvine, California; Toronto, Canada; Sunnyvale, California; Wayne, Pennsylvania, Olive Branch, Mississippi; Maidenhead, UK; Munich, Germany; Paris, France; Sao Paulo, Brazil will also be retained.
We expect this transaction to close during the first half of 2023 and the deal is subject to approval by both companies’ shareholders, as well as customary closing conditions and regulatory approvals. Now turning to the benefits of this transaction in a little bit more detail on slide 7.
The combined business will have a very attractive financial profile. Based on our attractive global markets, our strong combined product portfolio and the revenue synergies just mentioned, we expect to drive double-digit top line growth following the integration period, putting us amongst the top tier of our spine and orthopedic peers. After three years, revenue is expected to be around $1 billion with a double-digit compound annual growth rate. We expect this deal to be adjusted EBITDA-accretive in dollars in the second year post close and also be adjusted ROIC-accretive once all of the synergies have been fully realized. By the end of 2025, gross margins will be greater than 70% and adjusted EBITDA margins will be in the mid-teens.
One of Orthofix’s differentiating features is a strong profitability profile and proven cash flow generation.
Combining that with the anticipated top line growth trajectory of the merger, along with the cost synergies that we expect to realize, we will have the ability to self-fund various strategic initiatives we collectively view as core to the long-term success of the business. By leveraging the capital currently available to the company, we can invest in potential organic and inorganic innovation, salesforce expansion and working capital without the need for dilutive equity financing.
Now that I’ve provided an overview of the transaction, I’d like to hand the call over to SeaSpine’s President and Chief Executive Officer, Keith Valentine to provide more detail on merger. Keith?

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022
Keith C. Valentine
President, Chief Executive Officer & Director, SeaSpine Holdings Corp.
Thanks, Jon. I want to add to the excitement and enthusiasm about this merger and what it means for every one in both organizations. Our goal at SeaSpine has been to deliver transformative solutions at every level, giving surgeons and hospitals the confidence to achieve better outcomes and improve patient lives. I’m confident that together with Orthofix we can accelerate our ability to deliver for our customers and our patients.
Turning now to slide 8, as Jon just outlined, there are a number of product-specific benefits that come as part of this combination which are due largely to the fact that we have highly complementary portfolios in growth segments across spine and orthopedics. This graphic represents how we will leverage our portfolio during a spine or orthopedic surgery with the use of our Enabling Technologies, including more and more of our biologics and regenerative technologies.
The combined company has strong positions in spinal implant, biologics and regenerative technologies, enabling technologies and orthopedics. In aggregate, the new company will be attacking a large $20-billion total addressable market with over $7 billion of that coming from fast-growing focus growth segments where each have distinct competitive advantages. The focus growth segments include Motion Preservation, Enabling Technologies in computer-aided Surgeries, Long Bone Stimulation therapies, Interbody, DBM and pediatrics. The next few slides, we’ll walk through some of the key portfolio advantages that come as a result of this merger.
Turning to slide 9, an area of exciting growth in the spine orthopedic space is the introduction and adoption of Enabling Technologies. The new company will have a complementary portfolio of Enabling Technologies that allows us to service the whole continuum of surgical care, from preoperative planning through surgical navigation. Flagship Enabling Technologies include the 7D Surgical FLASH Navigation platform, which is the only approved image guidance system that utilizes a novel and proprietary camera-based technology and machine-vision algorithms, and the OrthoNext Preoperative Planning System, the only software tool in the market for deformity analysis and preoperative planning for pediatric orthopedic procedures. Not only do these represent a significant growth opportunity on their own, but they also facilitate the cross-selling of other portfolio products to be used as part of the procedure.
Turning to slide 10, we will highlight our leading spinal hardware portfolio. With innovative products across the hardware business we have strong positions within a number of high-growth segments in spine can address key product gaps for both companies. This merger will create a best-in-class cervical platform with NorthStar Posterior Cervical Fixation System, 7D Enabling Technologies, a broad spectrum of biologic offerings, M6-C next-generation Artificial Cervical Disc, plates such as Admiral Anterior Cervical Plating System, Interbodies including WaveForm and Construx Mini Titanium Spacer System with Nanovate technology, and finally CervicalStim, the only stimulation device on the market with an approved cervical indication.
Our thoracolumbar platform will be strong as well. The Mariner Pedicle Screw System package is a streamlined offering designed to provide surgeons with strength and versatility. Another strong product in the market is the ForzaXP Expandable Spacer System which offers titanium alloy expandable interbodies for PLIF and TLIF procedures which can be expanded to fit the patient anatomy and has large graft window. I’m very excited about the expanded breadth of bag the new company will have, which will increase our product offerings per procedure. This merger will create a company this size to support the large distributor conversions.
Turning to slide 11, the combined company will continue to be a significant player in the deformity and limb reconstruction segment of orthopedics, with a variety of products highlighted by the Fitbone platform, which includes the currently available intramedullary limb-lengthening system and the under-development Fitspine

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 scoliosis solution. This merger will also help us better address the pediatric market. The new company will have a complementary portfolio of specialized hardware and Enabling Technologies, including specialized spine, limb deformity, limb reconstruction and software planning and imaging solutions that enable it to service the full patent continuum of care for pediatric orthopedic surgeons. Currently, an $800 million market, pediatrics is among the fastest growing markets in orthopedics.
Turning to slide 12, the next segment of the business, which we are incredibly excited about, is biologics and regenerative technologies. The combined company will offer industry-leading full spectrum portfolio of biologics and regenerative technologies to meet a variety of healing needs, both intraoperatively and postoperatively.
Moving from left to right, we will offer a wide variety of high-quality biologics spanning cellular bone matrices or CBMs, which include the industry-leading Trinity Elite Allograft, and our most recent launch of the novel Virtuous Lyograft, as well as demineralized bone matrices or DBMs, which includes SeaSpine’s OsteoTorrent and OsteoStrand product families in combination with Orthofix’s fiberFuse Demineralized Cortical Fibers.
Moving right to synthetics, with the Opus family of products, we have the osteoconductive matrix, osteoconductive bioactive graft for spine procedures, and magnesium injectable settable synthetic. Growth factors is also an exciting new space for the combined organization to explore. As we seek to bring in the next evolution of recombinant bone growth factor technology to the market through our strategic partnership with CGBio, a developer of innovative, synthetic bone grafts currently used clinically in Asia for spine, orthopedic, trauma and dental applications.
In addition to bringing one of the most comprehensive biologics offerings to the market, where we’re uniquely positioned as the leading player in the bone stimulation space, which provides surgeons and patients with postoperative and injective healing solutions. This portfolio includes an industry-leading and only approved cervical indication in the market with CervicalStim Fusion Therapy device and the recently launched AccelStim Bone Healing Therapy, a low-intensity pulse ultrasound or LIPUS product for the healing of bones, both fresh fracture and non-healing fractures.
Turning to slide 13, as a combined business, there are clear benefits from the complementary portfolios when it comes to both the scale and diversification. The new company based on trailing 12-month revenues through September 30, 2022, have done over $690 million in sales spread across the four major segments, making it the fifth largest spine business globally.
We also have ambitions to quickly grow ourselves among the fastest growing companies in the industry by focusing on delivering innovation within high-growth verticals. We believe that this combination of scale and growth will make us one of the most compelling investments in medical technology.
Turning to slide 14, another benefit of the merger is the expansion of our global operational footprint. While SeaSpine has historically been a US-focused organization, Orthofix has built a well-established international infrastructure that combines manufacturing and R&D with distribution. With an approximate 80% US and 20% international revenue split on a Pro forma basis, the combined organization now has products distributed in 68 countries across six continents, supported by over 1,600 employees globally. Importantly, we expect to create opportunities for those employees of SeaSpine and Orthofix, both recognize the valuable contributions that our employees made to our success.
We expect the new company to reflect the capabilities and talent of both organizations. Over time, we believe the creation of a broader, more diverse company will support even greater career development opportunities. 6
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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 Turning to slide 15, a key to successful driving the adoption of products and the growth of the business in this industry is the ability to establish a network of high-quality distribution partners who have clinical relationships with surgeons and hospitals. With our broader product and services portfolio, increased resources and deep pipeline, the new company will be able to attract and support larger, dedicated distribution partners. We will also be able to invest in direct sales representatives in select markets to engage even more certain users for certain product segments.
Turning to slide 16, from a financial capacity, there is an opportunity to drive meaningful revenue and cost synergies with the combined businesses. Starting with revenue, the material expansion of the product portfolio and the increased size and geographic footprint of the company offer a number of potential revenue synergies. We now have the ability to address key product gaps for both companies, such as Enabling Technologies and Motion Preservation. More efficiently cross-sell products in the US, leverage SeaSpine portfolio products with the Orthofix’s well-established OUS commercial infrastructure. Facilitate the conversion of larger distributors and increase per-procedure revenue as more products are utilized in surgical procedures.
We also expect to be able to realize more improved cost synergies. We will be able to eliminate redundancies and streamline certain aspects of our operations. In total, we believe that we can take at least $40 million of annual operating expenses out of the combined P&L over the next three years. As a result of these synergies, we expect this combination to be accretive to Orthofix’s standalone adjusted EBITDA by year two, at approximately breakeven to Orthofix’s standalone adjusted EPS by year three. In addition, we will find working capital and CapEx efficiencies through economies of scale and spinal implant set and inventory asset utilization, allowing us to reinvest additional cash back into the business for product innovation. This is significant. And the all-stock nature of this transaction allows shareholders from both companies to participate in the new company’s growth and profitability upside.
To summarize, on slide 17, we believe this transaction creates one of the most compelling companies in the spine and orthopedics industry, and one of the more compelling companies in medtech. The combination of highly complementary portfolios of products and procedural solutions transforms the new company into one of the largest, most innovative, fastest growing companies in the space. Supported by strengthened commercial infrastructure, we believe we can drive meaningful synergies and offer a tremendous value. Our strong capital structure further maximizes the potential of our value creation initiatives, allowing the company to self-fund its growth initiatives without the need for dilutive equity financing.
That concludes our prepared remarks. I would now like to open up the line for questions. 7
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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

# QUESTION AND ANSWER SECTION

**Operator**: Thank you. [Operator Instructions] And our first question today comes from Mathew Blackman of Stifel. Mathew, please go ahead. Your line is open.

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.* Q

Good morning, everybody. Thank you so much for taking my questions and congratulations. Just a couple for me, maybe for Keith, and Jon, if you want to chime in, thinking through the strategic benefits which you laid out, there are some very clear portfolio and channel synergies, but maybe you can give us a specific example of what this transaction allows the combined company to do that perhaps the independent entities couldn't do standalone, whether it's R&D or something commercial, just anything tangible you could give us a sense of and then just a couple of follow-ups?

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.* A

Yeah. I think one that that we're most excited about as you look at the investments that have been made over the past couple of years in SeaSpine's cervical portfolio, the ability to bring forward new anterior cervical fusion options, posterior cervical combined with enabling technology, and now add in there Motion Preservation. So, those are the kind of synergies that we think we can really have a very excited sales opportunity for us.

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.* Q

Great.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.* A

Yeah, Mat, this is Jon, thanks for the question. And also, if you look at OUS, we have a very robust pipeline of commercial channel there. And with the biologics that SeaSpine has, and 7D, it's a great opportunity to further accelerate that technology globally and utilize that distribution channel as well. So, items like that is what we're looking at as far as really driving the growth.

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.* Q

I appreciate that. Maybe can you give us some sense of, you don't necessarily need a specific number, but maybe just some qualitative assessment of customer or account overlap between the two companies today? Clearly, there are real opportunities for cross-selling. That's number one. And then number two, I just wanted to confirm that in reading, Mat, slide 7, particularly the footnote, the one which you're reading out correctly, that financial framework of call it roughly $1 billion and revenue growth in the double-digit range does not include any revenue synergies. And if that's the case, can you just give us some sense of magnitude of what potential revenue synergies you think could play out over time? Thanks. I'll get back in queue.

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.* A

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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

We really don't have the granularity by territory, but I could tell you this, we feel very comfortable about just both of us being in this marketplace and knowing how our footprint is across the United States. I think there is much more opportunity for synergy and that will be defined over the course of time. There's a distance of time here between obviously announcing the deal and closing the deal and then all of the work that will be necessary in the field. But I feel really good about the sales management teams and their ability to be able to work together to understand at the appropriate time how we will navigate the field. But I think if you look at those opportunities we talked about before, cervical Motion Preservation being added to one part of the distribution channel, Enabling Technologies being added across the entire product range, those are all exciting things that don't have overlap, and those are the areas that I wanted to make sure we're most focused on. I'm really excited about how Enabling Technologies can help on the orthopedics side.

I think without a doubt, there's loads of synergistic opportunities with more advanced distributors, larger distributors that we'll be able to recruit over time. Those are all the things that I want to be most focused on and most opportunistic on. And I don't think – and I think that we have thoughtful folks in management that are going to prevent the overlap from becoming the issue. And instead, it's going to be about the expansion and about the collaboration that we really want to firmly see.

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.*

Q

Thank you.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Keith [ph] said that great (00:26:19) [indiscernible] (00:26:20). Mat, the other thing too is that at our current scale and looking at where we see our markets, we know our markets pretty well and our channel partners pretty well. We've not been able to share all the granular data as of date, but we feel it's really good about the one and one equal more than two. So, it's – we're in a good position on that, we believe.

**Mathew Blackman**
*Analyst, Stifel, Nicolaus & Co., Inc.*

Q

Thank you.

**John J. Bostjancic**
*Chief Operating & Financial Officer, SeaSpine Holdings Corp.*

A

And Mat, this is John. Good morning. With regards to the revenue disclosure and the path to $1 billion, it really just reflects the natural momentum that SeaSpine has enjoyed for several quarters in terms of double-digit growth and the high-single digit growth that Orthofix is headed to. We know that from a combined basis, like Keith and Jon have both said that we feel like there's a lot of net revenue synergies out there and that should provide upside to that model and help us on that path to $1 billion.

**Operator**: Thank you. And the next question goes to Ryan Zimmerman of BTIG. Ryan, please go ahead. Your line is open.

**Ryan Zimmerman**
*Analyst, BTIG LLC*

Q

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 All right, Jon, just when I thought I was out, you pulled me back in. So congrats. I wanted to talk about a couple of questions there.
Jon C. Serbousek A
President, Chief Executive Officer & Director, Orthofix Medical, Inc.
[indiscernible] (00:27:35).
Ryan Zimmerman Q
Analyst, BTIG LLC
No. I can’t get away from you guys. So, I wanted to ask couple of questions, though. There is – obviously, the products are very complementary. But there is some overlap in hardware. And so, Jon, Keith, I’d love your thoughts about revenue dyssynergy. What you may expect in terms of maybe phasing out some of the legacy OFIX products for, say, a newer, refreshed and not just – but more higher growth portfolio from SeaSpine. And how you think about those dynamics playing out over the next 12 to 24 months?
Jon C. Serbousek A
President, Chief Executive Officer & Director, Orthofix Medical, Inc.
Yeah, thanks for asking the question. This business is very unique, [ph] in that there are high surging (00:28:25) preferences. And so, people who’re naturally using Orthofix are using it for a reason. And as new products come into the market, they will look at those and determine whether to stay with them, stay with Orthofix or move forward. This gives us a great opportunity to put new products in front of surgeons, but also maintain our product lines so that our existing valued customers are comfortable with what we do. So, the beauty is, we don’t have to rationalize anything immediately to hit the numbers we’re talking about, and our scale we’re able to [indiscernible] (00:28:52) both these products. Over time it will naturally occur just as well as the portfolios that are coming through. We both have pipelines that are – product portfolio pipelines that are active right now, and those products will come in and layer over top of the existing products and we’ll get the value out of that. So, the uniqueness of our business allows us to utilize both of our product portfolios to our advantage in moving forward.
Ryan Zimmerman Q
Analyst, BTIG LLC
Got it. Okay. And then, Keith, you’ve been in spine for many years, as many people know. But I’m curious kind of how you think about now taking over this company as some of the other areas of Orthofix, bone stim has been kind of a mature market. OFIX has been a little subscale in pediatric orthopedics, obviously, a very attractive area. How do you think about portfolio management for the business outside of spine longer-term and how should investors think about that with the combined company?
Keith C. Valentine A
President, Chief Executive Officer & Director, SeaSpine Holdings Corp.
Yeah. I think it brings a great deal of opportunity. As we talked about, some of the synergies with even the product lines that SeaSpine already has, particularly the Enabling Technologies offers new avenues. I think I personally feel strongly that as we are able to recruit and retain more exclusive distributors, they’re going to be able to cross-sell, they’re going to be able to do things that I think we’ll be able to take advantage of that broader portfolio. I think that the bone growth therapies area is one that has a number of the ability for indications in spine specifically that no one else can talk about. And that’s exciting. That’s exciting for distribution, that’s exciting for expansion and that’s exciting for collaboration. And I think that diversity of the divisions, especially the orthopedics group that has done a phenomenal job OUS and will continue to have growth opportunities in the US which are very important, I think, to the entire health of the organization. 10
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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

So, I'm excited about those other areas. I'm really excited too that we have the ability to bring technology to them in the Enabling side and offer something new in the bag, if you will, and something that I think that that group in Toronto specifically has the ability to cater and specifically look at those markets and do the new things that the net sales force has an edge on. And so, I view it as very complementary and excited to move forward with it.

**Ryan Zimmerman**
*Analyst, BTIG LLC*

Q

Okay. And the last question for me, investors, certainly this is top of mind, I mean, the history in spine in M&A has been a challenging one, I think to say the least, right? And the risk and the worry that investors have is around distribution and the potential for distribution to potentially leave the combined organizations when they do close. What can you say and what have you done to de-risk distribution and just help investors feel at ease that this will be successful in the combined company? Thanks for taking the questions, everyone.

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Yeah, I think, again, it goes back to, look across the United States and we're each stronger in different areas largely, and again, the specifics we're going to have to get to over time. But broadly speaking, I think we understand where each other's strengths are, and I think those strengths will continue to be capitalized upon. I think where there are areas of overlap, I think it's about being thoughtful and I think that the sales management teams from both sides will have the ability to really be thoughtful on how we approach it. I think often what happens when it's a much larger transaction, I think sometimes there's heavy-handed items that go on and make people nervous and that's not our style. I think our style has shown, even during the process of diligence, we're very collaborative teams, we're very open-minded teams and that's what we'll bring to the sales force over time, and make sure that those decisions involve people, that there's clear communication, and that we're also doing it in – really the focus on surgeons. And ultimately, we want to make sure we continue to be the best provider for not only surgeons but the patients that they treat. And I think that needs to be a very common theme all the way down into the sales channel. And I think that that will build up trust and will genuinely show that there's collaboration at heart, not necessarily anything else from what we've seen in the past with mergers and combinations in the sales field.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

And Ryan, one other item, too, is that as Keith and I talked about this merger, we shared philosophies about commercial channels and other items, such as people. And we've been rebuilding our commercial channel just as SeaSpine has been rebuilding their commercial channel. So that's fresh and the people that we're adding understand what we're trying to build and we're building trust with them as well as we go forward. We want to convey that trust as we go into this next phase, because there's room for a large distribution channel here, much more addition to that. So, we're looking forward to actually work with each of our channel partners, distributor partners in building a larger overall channel for the combined companies.

**Ryan Zimmerman**
*Analyst, BTIG LLC*

Q

Thanks for taking the questions, guys.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

Thanks, Ryan.

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Thank you.

**Operator:** Thank you. And the next question goes to Rich Newitter of Truist. Rich, please go ahead. Your line is open.

**Richard Newitter**
*Analyst, Truist Securities, Inc.*

Q

Hi. Thanks for taking the questions and congratulation on the transaction. Maybe a lot of questions, obviously, have been asked, but specifically if I look at your slide 13, and the combined company and the revenue mix that's there, I was just wondering as you think out to the target date that you've kind of indicated for turning EBITDA profitable and double-digit growth and when revenue synergies will kick in, what – how do you see the business mix shaping up between bone growth, implants, biologics and orthopedics? Do you think that mix stays largely the same? Are certain divisions in your mind envisioned the increase as a percent of the pie or potentially decreasing? I'd love to just hear your thoughts there and maybe you can weave into where you think investment will be heaviest between those?

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Yeah. Rich, thanks for the question. it's Jon. Yeah, we look to invest in all those areas. We've been under this investment strategy in BGT specifically, not only investing in channel and building our physio channel to refresh fracture opportunities since we added [ph] AccelStim (00:35:35), which is new products. And then also people on the street in our biologics area have done the same. But in orthopedics area, we've been under an investment in our channel and products outside the US as well as inside the US. So, those individual entities will continue to grow under the current plan and format [ph] until we – with (00:35:54) the combined company deems a different direction. But we see those are great opportunity areas.

In the spine and biologics area, if a combination of portfolio comes together, it really creates a powerful combination. And so, we look to at continued investment in the area not only from where we get most of the gaps filled, but also second generation as well as expanding that overall portfolio. So, we look at as far as an investment there, we'll do it with discipline, we'll do it with very specificity, but we see opportunity grow each of those individual channels in the near term. As we go into the longer-term, we'll make those decisions with the products and portfolios. We also talked about some of our views towards adding additional items organically and inorganically. Those are the conversations. We'll cover our discussion. We'll come back to you in the future and have – and share with you, but we see it as a very positive combination of products. And also, the teams that come together to basically drive investment [ph] are also growth areas (00:36:48).

**Richard Newitter**
*Analyst, Truist Securities, Inc.*

Q

Okay. That's helpful. Thank you. And then just going back to Ryan's question a moment ago, I do think this is probably going to be one of the biggest focus areas. We've seen so many spine transactions over the last several decades. And there's inevitably an integration and a disruptive period before there's a stabilization and then eventually kind of a one plus one equals two situation. So, I'm just curious how you're thinking about potential for maybe a little bit disruption, dyssynergy initially. Do you feel like this is – these transactions just bucks the trend,

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 and if so, why? And how do you think you’ll guide the near-term trends when you guys are combined entity as you’ll be having to provide near-term guidance as well in a few months here? Thanks.
Jon C. Serbousek A
President, Chief Executive Officer & Director, Orthofix Medical, Inc.
Yeah, Rich. It’s Jon. Having been through a couple of those transactions and I could fully appreciate the dynamics going that went on in those, what I find really different about this is it’s a merger of equals. We’re bringing two teams together and we’re building a company of the best and balance between the companies. And I think that’s a very different dynamic when you’re looking at how you put together a product portfolio, how you put together a management team, how do you put together a commercial team. And so, I think that’s going to give us an advantage. And in conversation with Keith, we talked very similar philosophies between these companies as far as go-to-market philosophies, how we deal with managed people, how we build businesses. So, I think that’s the collaboration that you’ll see oftentimes, and it’s also in the general structure of the management team and assuming an Executive Chair role, I’m going to still be around and basically be able to help Keith and the team be as successful as possible and – but not, again – not getting their way. But it comes down to that I see that as a powerful combination of merger of equals versus just an acquisition and basically oftentimes the previous management team goes away and you’re left with assets, but not people and teams.
Keith C. Valentine A
President, Chief Executive Officer & Director, SeaSpine Holdings Corp.
Yeah. I would agree on all those questions, Jon. These are strong points of, I think, how we’re going to collaborate and why we feel so confident. But I do feel this is different than some of the transactions that you’re probably thinking about and giving reference to. And part of that reason is where our presence is as companies in spine specifically across the United States, and I think there’s a much more balanced look of the United States when we get forward over the next four, six months, what have you. And I think what you’re going to see is there’s really very little overlap to deal with and there’s more opportunity to deal with. And I think that’s the – that will be different. But I think also it comes down to again how we’re going to communicate and how we’re going to be transparent with those distributors and make sure just as we said from the beginning, they are partners with us and we treat partners in such a way that it brings confidence and clarity.
Richard Newitter Q
Analyst, Truist Securities, Inc.
Okay. Thanks for taking the questions, and congratulations.
Operator: Thank you. And the next question goes to Kyle Rose of Canaccord. Kyle, please go ahead. Your line is open.
Kyle Rose Q
Analyst, Canaccord Genuity LLC
Great. Good morning, everybody. And congratulations on the deal here. Sure it’s been a busy couple of months. Just – I’m sorry to belabor the point, but I just want to circle back to the integration plans. Nobody obviously plans for challenges or bumps in the roads or extended timelines from an integration perspective. So, maybe just help us understand what’s going to happen over the course of the next 6 to 12 months to ensure a smooth transition with the teams. And then, I just want to be totally clear, when I look at this guidance number over the course of the next three years, you’re not assuming any revenue to synergies, correct? So, we should assume year-over-year growth starting day-one upon the close?

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Orthofix Medical, Inc. *(OFIX)*
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call

Corrected Transcript
11-Oct-2022

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Yeah. Thanks, Kyle. On the – on the integration plan, we're right at the stage where Keith and I have been announced as far as being – leading the company. What it comes down to, we still have the full integration plan to go through. We'll name the next leaders and then basically we'll set together integration planning teams and we'll basically be executing from there forward. In a very traditional way, we'll have additional assistance on that as well. And so that's going to take place over the next several months and we'll come back to you as more of that comes together. We are planning on closing first quarter of 2023, and we think this will be quite efficient.

And the early conversations that Keith and I've had, it seems to be pretty straightforward. We think we have common thinking here, and so we're looking forward to a very smooth process. As far as the [ph] financing that (00:41:47), I'll let Doug handle that.

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

A

Just a – Kyle, form a revenue synergy perspective we know there will be some disruption. But given our two footprints and the way we look at on the complementary nature of our product categories, we feel like on a net basis that there'll be positive synergies. And so that's the way we're looking at it.

**Kyle Rose**
*Analyst, Canaccord Genuity LLC*

Q

Okay. And then on the cost synergies side, I just wanted to make sure, can you flesh that out a little bit for us with respect to the cadence and then how we should expect those to play through? I mean, it sounds like just given the EBITDA accretive in year-two on a dollar basis, it sounds like, you know, that $40 million is going to be back-end loaded. Is that a fair assumption? And then second part of that question is, are any of those cost synergies tied towards anything on the revenue side?

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

A

Well, we're going to continue to invest in sales and sales growth and sales support. And the combination and the synergies that we have will allow us the dry powder to continue to invest in the business, just like we've been discussing. But with regards to the synergies themselves, we would expect that we would be sort of past the halfway point in year two. We realize that we're going to be really judicious and disciplined about the way we perform the integration activities. And – but we are optimistic that given all of the complementary, you know, things that we've talked about culture, people, systems and products, the integration will go really well. But I do fit, so I think it's probably weighted more in year two is when we're going to realize – we'll get past the half-way point and then we'll finish in year-three.

**Kyle Rose**
*Analyst, Canaccord Genuity LLC*

Q

Okay. Thank you very much for taking the questions.

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Thank you.

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Orthofix Medical, Inc. *(OFIX)*
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Thank you, Kyle.

---

**Operator:** Thank you. And the next question go to Jeffrey Cohen of Ladenburg Thalmann. Jeffery, please go ahead. Your line is open.

---

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

Hey. Good morning. Thanks for taking our questions and congratulations on the news.

---

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Thanks, Jeff, [ph] just to confirm (00:43:53) from our end.

---

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

So, firstly [Technical Difficulty] (00:44:00) or company name or marketing and awareness as far as the deal going over the next six months prior to closing?

---

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Jeff, can you – apologize, can you repeat that? We got – you got a little bit gargly in the middle and I missed the question.

---

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

Yeah. Sorry about that one. To know about any messaging as far as the company goes with upcoming conferences and pertaining to the corporate entity and name and focus.

---

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

So, conferences. Yes. So, from a name perspective that's going to be out there and an effort in the integration process of working through how we're going to be thinking about that as a new organization. So, don't have any insight yet, but it is something that we're excited to work on. I think it'll create some lively debate. On the conference side, coming up on conferences for us...

[indiscernible] (00:45:02)

---

**John J. Bostjancic**
*Chief Operating & Financial Officer, SeaSpine Holdings Corp.*

A

...been hosting booths so I'm sure we'll be pretty popular with this news coming out. But yeah, I think that will be a big focus for everybody who's attending NASH to understand more about the products and then we'll have a sit-together and what we have talked about with all the cross selling opportunities between the combined portfolios.

---

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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Thanks, John. Jeff, [indiscernible] (00:45:27) which is going to be...

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

Yeah.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

...is that we're sitting in the same room talking about this deal, and then we're going to go to NASH and we're going to speak to our respective, but we are independent companies and we'll continue to be independent companies until the close. So, we'll have the regular – as we typically are at most of the same conferences, whether it be NASH or CSRS or other [indiscernible] (00:45:43) in spine, and the orthopedic and – orthopedic conferences will go on as planned, as they've been scheduled, so that won't change at all, but all the usual places you've seen us individually we will be there, and then, after the close, we'll be there collectively.

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.*

Q

Okay. Got it. And then lastly for us, could you talk a little bit about the commercial channels and commercial organization? We're trying to better understand, both domestically as well as internationally, how the company will work – will look over the coming quarters as far as the go-to-market strategy for existing products. Will we see more for distribution partners or more direct domestically and any commentary as far as ex-US?

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Yeah. So, Jeff, I don't think that thinking has changed. I think both Jon and I had been very likeminded as we look at distribution for our organizations separately and first I'll talk about Spine. There is opportunities across the United States where it does make more sense to be thinking about a direct presence. And I think we'll continue to look at those opportunities and make the same decisions depending on where those territories are and what the whitespace looks like, and the talent that might be there to deploy direct.

But obviously, as you look at the combined entity, and it will be mostly a distribution style network with opportunities to use direct and be thoughtful with direct as it presents itself. So, I don't think that strategy has changed. There's no changes to any other areas of distribution for the broader company being contemplated outside of what the opportunity will be for synergies and collaboration in spine.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Yeah, Keith, let me add to that, as well. As we look at BDT, our BDT organizations are split between direct and distributors, and that will remain as exactly as it is, as Keith highlighted, as well as in our Orthopedic business, we have some subsidiaries where we have direct individuals in Europe, and then we also have distributors through stocking distributors that we utilize in that regard. And those will remain exactly the same, as well. Those we have zero contemplated changes there, as a result of this integration and merger.

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Orthofix Medical, Inc. (OFIX)
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

So, we believe that we look for talent. And talent is what drives our decision, wherever the marketplace is at. Whatever product line or whatever region of the world, we look for talent that wants to partner with us to grow our business. And so that's really our main theme going forward. And so, we'll stop there. But it comes down to that, that's our mantra as far as talent.

**Jeffrey S. Cohen**
*Analyst, Ladenburg Thalmann & Co., Inc.* Q

That's great. Thanks for taking our questions. Congrats again.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.* A

Thanks, Jeff.

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.* A

Thanks, Jeff.

**Operator:** Thank you. [Operator Instructions] And our next question goes to Jim Sidoti of Sidoti & Company. Jim, please go ahead. Your line is open.

**James Sidoti**
*Analyst, Sidoti & Co. LLC* Q

Good morning, and thanks again for taking the questions. Can you talk a little bit about the timing on how this deal all came about? Is this something you've been discussing for the past several months or is this something that came up relatively quickly?

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.* A

Jim, in our standard course of business, we always look at ways that we can increase value for our shareholders. And so, as we looked at the ways that we could do that in the – in March of this year, we reached out to SeaSpine and we started having initial conversations there. And then, they progressed at a pace and then over time [indiscernible] (00:49:25) right here today. So, it comes down to – but it's a way that we look at increasing shareholder value and basically growing our company, growing the collective company now, and then basically becoming a scaled company that has a phenomenal portfolio, a very strong distribution channel and an excellent management team that's going to take this company forward to do really great things in the future. So we're looking forward to it, but that's [indiscernible] (00:49:48) we are talking about.

**James Sidoti**
*Analyst, Sidoti & Co. LLC* Q

Okay. And then, in Europe, it sounds like SeaSpine had made the decision to maybe pull out of Europe, not deal with the additional costs for the MDR regulations. Does this change that because you have such an extensive presence in Europe and a strong relationship with some of those agencies there?

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.* A

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Orthofix Medical, Inc. *(OFIX)*
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

We actually because of our Orthopedic business, we have our head – our offices in Verona, Italy. And so that's a very European based business. So that is – if we went through the full – and are going through the full EU MDR in that regard, it's a valued business for us. So, as noted in the results, it's a very high growth business for us. So we looked at that.

We also looked at – because of some of our footprint as far as with M6-C that we will [indiscernible] (00:50:39) vis-à-vis, our Spinal Kinetics acquisition, that actually led us to be very strong in Europe [ph] and that's where we're at (00:50:45). So we went down the EU MDR pathway and that way it gave us a natural position to stay in Europe with our spine, because we had an infrastructure there. And so that helped us make that decision in that regard. And we're there right now and so we're going to continue our EU MDR as we go forward and the team that comes together to make those decisions on where that goes in the future, but it looks like a very good market for us.

**James Sidoti**
*Analyst, Sidoti & Co. LLC*

Q

So...

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

And I think going forward too – I was just going to say, moving forward too, I think that as innovation continues to develop – to have the opportunity to launch new products, I think that there's a talented group there in Europe that's been there quite a long time, and they can make the appropriate decisions at that time. If new technology that's being introduced needs to also find its way to Europe. I think you make the appropriate business decision when that time comes.

**James Sidoti**
*Analyst, Sidoti & Co. LLC*

Q

So, it sounds like there might be an expanding opportunity for some of the [indiscernible] (00:51:40) volume products in Europe going forward?

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Well, I think we've highlighted, Jim, in the remarks is that SeaSpine is strong in biologics and has 7D in Europe as well and so we have a [ph] set (00:51:54) strong orthopedic channel and we see a very good synergy there and we'll expand from there, as Keith highlighted, so that we can make decisions on how far we expand it out, but we have a natural synergy right there today.

**James Sidoti**
*Analyst, Sidoti & Co. LLC*

Q

Got it. Right. Thank you.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Thank you, Jim.

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Orthofix Medical, Inc. *(OFIX)*
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call
Corrected Transcript
11-Oct-2022

**Keith C. Valentine**
*President, Chief Executive Officer & Director, SeaSpine Holdings Corp.*

A

Thanks, Jim.

**Operator:** Thank you. And our final question goes to Dave Turkaly of JPMorgan Securities (sic) [JMP Securities] (00:52:17). Dave, please go ahead. Your line is open.

**David Turkaly**
*Analyst, JMP Securities LLC*

Q

Wow, I have a new firm as well. Congrats on the deal guys. I was going to ask – I'm going to try to sneak in a couple of financial one for either Doug or Bos, if they can, if they can share these. But as we look at EBITDA accretive, I wonder if you might give us a dollar amount or range or something in terms of what level that would be by the end of the second year and then as we look at breakeven to EPS, I mean, Orthofix has been obviously impacted by COVID. There's been a lot of spending on some new product initiatives. I'm trying to get a handle on the share count at that year three, and then sort of like what EPS level are we talking about when we're assuming breakeven by year-three?

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

A

Yeah. I can start, Bos, and you can provide more color, but, good – good questions, Dave. With regards to sort of the accretion overall, the benefits of the synergies, both top line and bottom line are really powerful in this combination because of the complementary nature and this – that we've discussed on the scale with regards to sort of the path to expanding margins from standalone Orthofix today. Yes, we'll be EBITDA accretive in terms of dollars in year two, and then margin in year-three. And you can see with our double-digit growth and the path to that – our revenue levels, sort of what that map does and puts us solidly in the mid-teens, while still providing plenty of capital to invest in the business and our growth.

**John J. Bostjancic**
*Chief Operating & Financial Officer, SeaSpine Holdings Corp.*

A

And just regarding the synergies, as Doug had talked about before on the questions, right, it's a big focus on year-two trying to realize more of the synergies and the teams obviously spend a lot of time going through that to make sure that we are comfortable in identifying all those opportunities and make sure that we pursue them with the same discipline that we identified them and kind of through that timeline with a big focus on year two. Your other question, Dave, is about share count?

**David Turkaly**
*Analyst, JMP Securities LLC*

Q

Yeah. I mean, I think...

**John J. Bostjancic**
*Chief Operating & Financial Officer, SeaSpine Holdings Corp.*

A

So, with our sales behind – go ahead.

**David Turkaly**
*Analyst, JMP Securities LLC*

Q

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Orthofix Medical, Inc. *(OFIX)*
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call

Corrected Transcript
11-Oct-2022

I was trying to get any like the – yeah, if you have a model that sort of shows the numbers, I was going to try to verify that I can get to the same ones if you're willing to sort of share that, I understand maybe it's not easy, but yeah...

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

I don't have the numbers.

**David Turkaly**
*Analyst, JMP Securities LLC*

Q

Yeah. [indiscernible] (00:54:56) to confirm.

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

A

Yeah. I don't have the exact number in front of me, but we're looking to affect the transaction. When we close, we'll be sort of somewhere in the upper $30 million range I'd call 38 million shares and then growing from there over the next couple of years.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Yeah. Because we had – as of our 10-Q, we had over 37 million shares, plus was about 1.2 million of exchangeable shares from the 7D acquisition. So, you can just apply the exchange ratio to give a good estimate of what the impact of the share issuance for the SeaSpine acquisition will be.

**Douglas C. Rice**
*Chief Financial Officer, Orthofix Medical, Inc.*

A

Great. Thank you.

**Jon C. Serbousek**
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

A

Thanks, Dave.

**Operator:** Thank you. We have no further questions. So, I hand the call back over to Jon for any closing remarks.

## Jon C. Serbousek
*President, Chief Executive Officer & Director, Orthofix Medical, Inc.*

Yes. So listen, appreciate that you take the time so early in the morning at such short notice. I mean, this is truly a transformational day for spine and orthopedics market as we bring together two exceptional companies that we're going to create an industry leading presence. And we're incredibly excited about the future of this organization. And on behalf of both companies' boards, the management teams, we'd like to thank each and every one of you for your – of our team members for their tremendous work. And I know that Keith shares my views on this confidence going forward and looking forward to it.

So, thank you again for your interest. We'll continue to keep you updated as we move towards anticipated closing in the first half of 2023. Thank you.

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Orthofix Medical, Inc. (OFIX) Corrected Transcript
Orthofix Medical, Inc and SeaSpine Holdings Corp Merger Call 11-Oct-2022 Operator: Thank you. This now concludes today’s call. Thank you all for joining. You may now disconnect your lines.
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Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.